UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

YAK COMMUNICATIONS INC.

(Name of Subject Company (Issuer))

GLOBALIVE COMMUNICATIONS CORP.

YAKQUISITION CORP.

(Names of Filing Persons (Offerors))

Common Stock, no par value per share	984208 20 7
(Title of classes of securities)	(CUSIP number of common stock)

Anthony Lacavera

Chief Executive Officer

Globalive Communications Corp.

60 Adelaide Street East

Toronto, Ontario M5C 3E4 Canada

(416) 640-1088

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Kevin K. Rooney, Esq.

Hayden Bergman Rooney, Professional Corporation

150 Post Street, Suite 650

San Francisco, California 94108

(415) 692-3310

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$68,067,562.50	$7,283.23
(1)	Estimated for purposed of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $5.25 per share.
(2)	The amount of the filing fee, calculated in accordance with the Securities and Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of value.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $7,283.23

Form of Registration No.: Schedule TO

Filing Party: Yakquisition Corp. and Globalive Communications Corp.

Date Filed: October 3, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on October 17, 2006, amends and supplements the Tender Offer on Schedule TO filed with the SEC on October 3, 2006 (the “Initial Statement”), as amended, and relates to the offer by Yakquisition Corp., a Delaware corporation (the “Offeror”) and wholly owned subsidiary of Globalive Communications Corp., a Nova Scotia unlimited liability company (the “Parent”), to purchase all of the outstanding shares of common stock, no par value per share (the “Shares”), of Yak Communications Inc., a Florida corporation (the “Company”), at a purchase price of $5.25 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 3, 2006 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

The Offer is made pursuant to the Agreement and Plan of Merger, dated as of September 20, 2006, by and among the Offeror, the Parent and the Company.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Initial Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.	Additional Information.

1. Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

“On October 31, 2006, the Parent announced that the Offeror had extended the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, until 12:00 noon, New York City time, on Monday, November 6, 2006. The Offer had previously been scheduled to expire at 12:00 midnight, New York City time, on Monday, October 30, 2006. The depositary for the Offer has advised the Parent and the Offeror that, as of 12:00 midnight, New York City time, on October 30, 2006, an aggregate of 11,962,405 Shares had been tendered and not withdrawn from the Offer (including 334,801 Shares tendered by guaranteed delivery), or approximately 92% of the outstanding Shares.”

2. The subsection entitled “Approval of the Federal Communications Commission and State Public Utilities Commissions” in Section 16 of the Offer to Purchase entitled “Certain Regulatory and Legal Matters” is amended and restated to include the following text directly after the first sentence of that subsection:

“On October 5, 2006, the Federal Communications Commission released a public notice of the Company’s domestic Section 214 application for transfer of control of Yak Communications (America) Inc. The application was accepted for streamlined processing and thus will be automatically granted effective on November 5, 2006, unless the Federal Communications Commission removes the application from streamlined processing and subjects the application to further processing. On October 20, 2006, the Federal Communications Commission released a public notice of the Company’s international Section 214 application for transfer of control of Yak Communications (America) Inc. The application was accepted for streamlined processing and thus will be automatically granted effective on November 3, 2006, unless the Federal Communications Commission removes the application from streamlined processing and subjects the application to further processing.”

Item 12.	Exhibits.

(a)(5)(ii)	Press release issued by the Parent on October 31, 2006.

(d)(5)	Amendment Agreement, dated as of October 30, 2006, by and among the Parent, the Offeror and the Company.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

GLOBALIVE COMMUNICATIONS CORP.

By:	/s/ ANTHONY LACAVERA
Name:	Anthony Lacavera
Title:	Chief Executive Officer

YAKQUISIITION CORP.

By:	/s/ ANTHONY LACAVERA
Name:	Anthony Lacavera
Title:	Chief Executive Officer

Dated: October 31, 2006

EXHIBIT INDEX

(a	)(1)(i)	Offer to Purchase, dated October 3, 2006.(1)

(a	)(1)(ii)	Form of Letter of Transmittal.(1)

(a	)(1)(iii)	Form of Notice of Guaranteed Delivery.(1)

(a	)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

(a	)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

(a	)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.(1)

(a	)(1)(vii)	Instructions for Form W-8BEN and Form W-8BEN.(1)

(a	)(1)(viii)	Form of Summary Advertisement as published on October 3, 2006 in The New York Times.(1)

(a	)(1)(ix)	Joint Press Release issued by the Parent and the Company on September 21, 2006.(2)

(a	)(5)(i)	Press Release issued by the Parent on October 3, 2006.(1)

(a	)(5)(ii)	Press Release issued by the Parent on October 31, 2006.

(b	)(1)	Commitment Letter, dated September 27, 2006 by and among Globalive, The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce.(3)

(b	)(2)	Commitment Letter, dated October 2, 2006 between Globalive and Canadian Imperial Bank of Commerce and Roynat Capital.(3)

(d	)(1)	Agreement and Plan of Merger, dated as of September 20, 2006, by and among the Parent, the Offeror and the Company.(1)

(d	)(2)	Form of Support and Exchange Agreement entered into between the Parent and certain shareholders of the Company.(4)

(d	)(3)	Escrow Agreement, dated as of September 20, 2006, by and among the Parent, the Company and Wildeboer Dellelce LLP.(4)

(d	)(4)	Confidentiality Agreement, dated June 30, 2006, between Globalive and the Company.(1)

(d	)(5)	Amendment Agreement, dated as of October 30, 2006, by and among the Parent, the Offeror and the Company.

(g	)	None.

(h	)	None.

(1)	Incorporated by reference to Schedule TO-T filed by the Parent and the Offeror on October 3, 2006.
(2)	Incorporated by reference to Schedule TO-C filed by the Parent on September 20, 2006.
(3)	Incorporated by reference to Schedule 13D filed by the Parent on October 2, 2006.
(4)	Incorporated by reference to the Form 8-K filed by the Company on September 22, 2006.